Aduro Clean Technologies Initiates Marketing Campaign

London, Ontario, August 29, 2025 - Aduro Clean Technologies Inc. ("Aduro" or the "Company") (Nasdaq: ADUR) (CSE: ACT) (FSE: 9D5), a clean technology company using the power of chemistry to transform lower-value feedstocks, like waste plastics, heavy bitumen, and renewable oils, into resources for the 21st century, today announced that it has initiated a marketing campaign through the entry into three agreements with certain investor relations and marketing companies, in order to build the Company's brand awareness with retail investors.

The Investing Authority

Aduro entered into an agreement (the "TIA Agreement") with The Investing Authority ("TIA" or "The Investing Authority"), a marketing firm specializing in investor relations and multi-platform social media campaigns.

The Investing Authority will provide investor relations and marketing services to Aduro, including the creation and dissemination of social media posts, influencer campaigns, video production, graphic design, email marketing, live streams, newsletter distribution, and analytics reporting. Content will be distributed via Discord servers, Reddit finance subreddits, X/Twitter, YouTube, Instagram, email and SMS lists, Wolf Financial live streams, and financial influencer networks. These services will be provided for an initial period of 1 month (the "Initial TIA Term") beginning September 16, 2025, during which time the TIA Agreement may be terminated by either party for cause. The Initial TIA Term may be extended by one month or half month terms (the "TIA Extensions") up to an additional one and a half months, which must be confirmed by the Company no later than 48 hours prior to the commencement of such TIA Extensions. The TIA Agreement will not automatically renew beyond November 30, 2025, unless otherwise agreed to in writing by both parties. In consideration for the services to be provided by TIA, the Company has agreed to pay TIA US$75,000 upon the entry into the TIA Agreement, US$75,000 payable on or before October 13, 2025 if extended for an additional 1 month term and US$37,500 payable on or before November 13, 2025 if further extended for an additional 0.5 month term, for an aggregate cash fee of up to US$187,500.

The Investing Authority is arm's length to the Company and does not own any securities of Aduro as of the date of this release; however, TIA may acquire an interest in the securities of the Company in the future.

The Investing Authority

8329 Harrison Ave, Munster, IN 46321

business@theinvestingauthority.com | 443.680.4082 | https://theinvestingauthority.com

Stocktwits

Aduro entered into an agreement (the "Stocktwits Agreement") with Stocktwits, a social media platform tailored specifically for investors and traders, enabling real-time discussions, idea sharing and sentiment tracking around financial markets.

Stocktwits will provide investor relations and marketing services to Aduro, including native advertisements, display ads, video interviews, news units, ticker page takeovers, and video promotions. These services will be delivered through the Stocktwits platform, Stocktwits network, X/Twitter, company ticker pages, and newsletters for an initial period of 1 month (the "Initial Stocktwits Term") beginning September 16, 2025, during which time the Stocktwits Agreement may be terminated by either party for cause. The Initial Stocktwits Term may be extended by one month or half month terms (the "Stocktwits Extensions") up to an additional one and a half months, which must be confirmed by the Company no later than 48 hours prior to the commencement of such Stocktwits Extensions. The Stocktwits Agreement will not automatically renew beyond November 30, 2025 unless otherwise agreed to in writing by both parties. In consideration for the services to be provided by Stocktwits, the Company has agreed to pay Stocktwits US$50,000 upon the entry into the Stocktwits Agreement, US$50,000 payable on or before October 13, 2025 if extended for an additional 1 month term and US$25,000 payable on or before November 13, 2025 if further extended for an additional 0.5 month term, for an aggregate cash fee of up to US$125,000.

Stocktwits is arm's length to the Company and does not own any securities of Aduro as of the date of this release; however, Stocktwits may acquire an interest in the securities of the Company in the future.

Stocktwits

228 Park Ave S, Suite #56681, New York, NY 10003
aong@stocktwits.com | 647.573.9959 | https://stocktwits.com

LFG Equities Corp.

The Company entered into an agreement (the "LFG Agreement") with LFG Equities Corp. ("LFG"), a Toronto-based digital marketing and investor relations consulting firm specializing in building visibility and engagement of public companies.

LFG will provide marketing consulting services to Aduro, including messaging and storyline development, influencer engagement, newsletter campaigns, database outreach, and content approval. Content will be distributed via media channels, influencer networks, newsletters, the financial community, and email campaigns for an initial period of 1 month (the "Initial LFG Term") beginning September 16, 2025, during which time the LFG Agreement may be terminated by either party for cause. The Initial LFG Term may be extended by one month or half month terms (the "LFG Extensions") up to an additional one and a half months, which must be confirmed by the Company no later than 48 hours prior to the commencement of such LFG Extensions. The LFG Agreement will not automatically renew beyond November 30, 2025 unless otherwise agreed to in writing by both parties. In consideration for the services to be provided by LFG, the Company has agreed to pay LFG US$75,000 upon the entry into the LFG Agreement, and if extended past the Initial LFG Term, US$75,000 payable on or before October 13, 2025 if extended for an additional 1 month term and US$37,500 payable on or before November 13, 2025 if further extended for an additional 0.5 month term, for an aggregate cash fee of up to US$187,500.

LFG is arm's length to the Company and does not own any securities of Aduro as of the date of this release; however, LFG may acquire an interest in the securities of the Company in the future.

LFG Equities Corp.

402-9140 Leslie Street, Richmond Hill, Ontario, Canada L4B 0A9
info@LFGequities.com | 514.577.0929 | https://lfgequities.com

No stock options or other compensation are being granted in connection with the engagement of The Investing Authority, Stocktwits or LFG.

About Aduro Clean Technologies

Aduro Clean Technologies is a developer of patented water-based technologies to chemically recycle waste plastics; convert heavy crude and bitumen into lighter, more valuable oil; and transform renewable oils into higher-value fuels or renewable chemicals. The Company's Hydrochemolytic™ Technology relies on water as a critical agent in a chemistry platform that operates at relatively low temperatures and cost, a game-changing approach that converts low-value feedstocks into resources for the 21st century.

For further information, please contact:

Abe Dyck, Investor Relations
ir@adurocleantech.com
+1 226 784 8889

KCSA Strategic Communications
Jack Perkins, Senior Vice President
aduro@kcsa.com

Forward-Looking Statements

This news release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events, or developments that the Company believes, expects, or anticipates will or may occur in the future are forward-looking statements. The forward-looking statements reflect management's current expectations based on information currently available and are subject to a number of risks and uncertainties that may cause outcomes to differ materially from those discussed in the forward-looking statements. The forward-looking statements in this release include, but are not limited to, the expected improvement in liquidity of Aduro's shares, the terms and renewal of the TIA Agreement, Stocktwits Agreement and LFG Agreement, the fee structure, the potential acquisition of the Company's securities by The Investing Authority, Stocktwits and LFG in the future, and the growing interest in Aduro's story from both institutional and retail investors. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, undue reliance should not be put on such statements due to their inherent uncertainty. Important factors that could cause actual results to differ materially from the Company's expectations include, but are not limited to, adverse market conditions, the effectiveness of market-making activities, potential technological challenges, difficulties in raising adequate funds, and other factors beyond the control of the parties. The Company disclaims any intent or obligation to update or revise any forward-looking statements, except as required by applicable law.